As filed with the Securities and Exchange Commission on August 31, 2004	Registration No. 333-38261

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

POST EFFECTIVE AMENDMENT NO. 3 TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

JPS INDUSTRIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	2221	57-0868166
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Number)	(I.R.S. Employer Identification No.)
	55 Beattie Place, Suite 1510 Greenville, South Carolina 29601 (864)239-3900
	(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Charles R. Tutterow

c/o JPS Industries, Inc.

55 Beattie Place, Suite 1510

Greenville, South Carolina 29601

(864) 239-3900

(Name address, including zip code, and telephone number, including area code, of agent for service)

With a copy to:

Lizanne Thomas, Esq.

Jones Day

1420 Peachtree St., N.E.

Suite 800

Atlanta, Georgia 30309-3053

REMOVAL FROM REGISTRATION

On October 20, 1997, JPS Textile Group, Inc., predecessor to JPS Industries, Inc. (the “Registrant”), filed a registration statement on Form S-1 (No. 333-69078), for the purpose of registering 10,000,000 shares of its common stock, $0.01 par value (the “Common Stock”), for sale, from time to time, by certain selling stockholders. The Registrant is filing this Post-Effective Amendment No. 3 to that registration statement to deregister any and all remaining unsold shares of Common Stock covered by such registration statement as of the date hereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Greenville, State of South Carolina, on the 31 day of August, 2004.

JPS INDUSTRIES, INC.

By:	/s/ CHARLES R. TUTTEROW
Name:	Charles R. Tutterow
Title:	Executive Vice President, Chief Financial Officer and Secretary

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated:

Signature	Title	Date

/S/ MICHAEL L. FULBRIGHT	Chairman of the Board, President and Chief Executive Officer	August 31, 2004
Michael L. Fulbright

/S/ CHARLES R. TUTTEROW	Executive Vice President, Chief Financial Officer, Secretary and Director	August 31, 2004
Charles R. Tutterow

/S/ ROBERT J. CAPOZZI	Director	August 31, 2004
Robert J. Capozzi

/S/ NICHOLAS P. DIPAOLO	Director	August 31, 2004
Nicholas P. DiPaolo

/S/ JOHN M. SULLIVAN, JR.	Director	August 31, 2004
John M. Sullivan, Jr.